NR11-04	March 15, 2011

International Tower Hill Mines Hires Construction Manager for
the Livengood Project, Alaska

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the hiring of Thomas E. Irwin as the Company’s Construction Manager at its Livengood Gold Project near Fairbanks, Alaska. Mr. Irwin has over 35 years’ experience in the natural resource industry constructing, optimizing, operating and permitting major mining projects with companies such as Amax Gold and Kinross. Most recently, he served for six years as the Commissioner of the Alaska Department of Natural Resources.

Prior to his role with the Alaska Department of Natural Resources, Mr. Irwin held senior positions at Kinross Gold’s Fort Knox mine located 60 miles southeast of the Livengood project. From 1992 to 1996, he was Vice-President of Fairbanks Gold Mining, Inc., responsible for engineering at Fort Knox during mine design. From 1996 to 1999, he was the Operations Manager responsible for mine start-up and operation at the Fort Knox mine and General Manager of the mine from 1999 to 2001. From 2001 to 2003, he became the Vice President, Business Development for Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold, responsible for new project permitting, business development and governmental and public relations as related to Kinross activities in Alaska. Prior to his work at Fort Knox, Mr. Irwin was General Manager of Amax Gold’s Sleeper Mine in Nevada and manager of the Climax mine in Colorado. Mr. Irwin has a degree in Mineral Engineering-Chemistry from the Colorado School of Mines.

As Construction Manager for ITH, Mr. Irwin will be responsible for the development and implementation of a Construction Plan for the Livengood project, which will include review of the technical investigations and engineering studies required to advance the project toward development. Working together with Karl Hanneman, the Company’s Alaska Livengood Project Manager, he will help ensure that the design and development work are optimized to smoothly transition the project from planning, through permitting, and into the construction phase.

Jeff Pontius, Chief Executive Officer of ITH, stated: “We are extremely fortunate to be joined by Mr. Irwin as our Construction Manager at the Livengood project. This marks yet another step forward for the Company as we continue to build up a world-class development and operations team that can move the Livengood project towards becoming Alaska’s next major gold mine.”

Karl Hanneman, Livengood Project Manager, stated: “Tom brings in-depth knowledge of large-scale mining and cold weather operations to our team at the most important time, the early project planning stage. His practical experience and comprehensive understanding of safety, environmental stewardship, and operations in Alaska will help us design and build a project that meets the highest standards.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines controls a 100% interest in the world-class Livengood Gold Project, accessible by paved highway 70 miles north of Fairbanks, Alaska. For 2011, the Company is focused on the rapid advancement of the project into a compelling potential development project while it continues to expand its current resource and explore a land package spanning 145 km2 for new deposits.

International Tower Hill Mines Ltd.	- 2 -	March 15, 2011
NR11-04 Continued

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499\

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production decision to be made at the Livengood project, the potential for any production at the Livengood project, the potential for the construction of a mine at Livengood, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.